UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FORM 11-K

☒ ANNUAL REPORT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2008

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS FINANCIAL CORPORATION INVESTMENT AND STOCK OWNERSHIP PLAN

(Full title of Plan)

TOMPKINS FINANCIAL CORPORATION (Name of issuer of the securities held pursuant to the Plan)

P.O. Box 460, The Commons
Ithaca, New York 14851
(607) 273-3210
(Address of principal executive offices)

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

ITHACA, NEW YORK

AUDITED FINANCIAL STATEMENTS

SUPPLEMENTAL SCHEDULE

AND

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2008 AND 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Tompkins Financial Corporation
     Investment and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tompkins Financial Corporation Investment and Stock Ownership Plan as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes At End of Year – December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2008 financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic 2008 financial statements taken as a whole.

Elmira, New York
June 19, 2009

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,

	2008	2007

ASSETS
Investments, at fair value:
Tompkins Financial Corporation common stock	$6,981,294	$5,811,115
Mutual funds	22,269,687	28,829,566
Participant notes receivable	993,663	878,413

TOTAL INVESTMENTS	30,244,644	35,519,094

Cash	—	8,273
Accrued income receivable	5,787	15,554
Participant contributions receivable	381,778	316,988

TOTAL ASSETS	30,632,209	35,859,909

LIABILITY - cash overdraft	153	—

NET ASSETS AVAILABLE FOR BENEFITS	$30,632,056	$35,859,909

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,

	2008	2007

ADDITIONS
Additions to net assets attributed to:
Investment income:
Dividends	$1,101,773	$2,003,912
Net (depreciation) appreciation in fair value of investments	(8,336,396)	383,748
Participant note interest	62,555	56,398

	(7,172,068)	2,444,058

Contributions:
Employer	1,184,500	1,122,873
Participant	2,846,785	2,730,308
Rollover	1,039,512	422,955

	5,070,797	4,276,136

Transfer from Tompkins Financial Corporation Employee Stock Ownership Plan	523,840	311,487
Transfer from AM&M Retirement and Savings Plan	—	2,370,955

TOTAL NET ADDITIONS	(1,577,431)	9,402,636

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	3,650,422	3,776,810

TOTAL DEDUCTIONS	3,650,422	3,776,810

NET (DECREASE) INCREASE	(5,227,853)	5,625,826

Net assets available for benefits at beginning of year	35,859,909	30,234,083

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$30,632,056	$35,859,909

The accompanying notes are an integral part of the financial statements.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE A: DESCRIPTION OF PLAN

The following description of the Tompkins Financial Corporation Investment and Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General
The Plan is a defined contribution plan covering eligible employees who have met certain age and service requirements. The Plan is administered by the Executive, Compensation/Personnel Committee appointed by Tompkins Financial Corporation’s Board of Directors, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Trust Department of Tompkins Trust Company is the Plan’s Trustee. All investments of the Plan are participant directed.

Eligibility
All employees are eligible to begin voluntary contributions and receive matching contributions on the first day of the month coinciding with attaining the age of twenty-one. Employees are eligible for discretionary contributions on the first day of the month coinciding with completing one year of credited service and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and “On Call” employees are not eligible to participate.

Vesting
Participants are immediately vested in all contributions and earnings thereon.

Contributions
Participants may contribute their entire eligible compensation, as defined, subject to certain Internal Revenue Service limitations. The Plan sponsor matching contributions are equal to 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral.

Additionally, the Plan sponsor may contribute amounts annually at the discretion of the Board of Directors based on a percentage of the total compensation of all eligible participants during any plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year, or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. The Board approved a 4% and 3% contribution for 2008 and 2007, respectively.

Participant notes receivable
Loans may be made to participants for a maximum of $50,000, but no more than 50% of the participant’s vested account balance. The loans are secured by the balance of the participant’s account and bear interest at the current prime rate published by the Wall Street Journal at the time of the loan. Principal and interest is paid through payroll deductions over a term of one to five years, except loans used to purchase a participant’s principal residence which may exceed five years. Participants are limited to having no more than two loans outstanding at any given time.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2008 AND 2007

NOTE A: DESCRIPTION OF PLAN, Cont’d

Diversification and transfers
Under the Tompkins Financial Corporation Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account. The funds elected to be diversified are transferred to the Plan and invested into funds as chosen by the participant. During 2008 and 2007, participants transferred $523,840 and $311,487, respectively.

Participants’ accounts
Each participant’s account is credited with the participant’s elective deferral, an allocation of the Company’s matching and discretionary contributions and allocation of plan earnings. Allocations of company contributions are based upon the participant’s compensation and the allocations of plan earnings are based upon participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Payment of benefits
Upon termination of service, the participant’s account is either maintained in the Plan, transferred to an individual retirement account in the participant’s name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

NOTE B: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment valuation and income recognition
The Plan’s investments are stated at fair value. Mutual funds are valued at quoted market prices. The investment in Tompkins Financial Corporation’s common stock is valued at December 31, 2008 and 2007 at the market value as listed on the American Stock Exchange for publicly traded securities. Participant notes receivable, which are classified as Level 3 investments, are valued at cost which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date.

Administrative expenses
The Plan sponsor has elected to pay certain administrative expenses of the Plan.

Use of estimates in the preparation of financial statements
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

Payment of benefits
Benefits are recorded when paid.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2008 AND 2007

NOTE C: FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 157 Fair Value Measurements. Effective January 1, 2008, the Plan adopted SFAS No. 157 which establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 Measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB Statement No. 157 are as follows:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	-	Inputs to the valuation methodology include:

		-	Quoted prices for similar assets or liabilities in active markets;
		-	Quoted prices for identical or similar assets or liabilities in inactive markets;
		-	Inputs other than quoted prices that are observable for the asset or liability;
		-	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following table sets forth by Level, within the fair value hierarchy, the Plans’ assets at fair value as of December 31, 2008:

	Assets at fair value as of December 31, 2008

	Level 1	Level 2	Level 3	Total

Common stock	$6,981,294	$—	$—	$6,981,294
Mutual funds	22,269,687	—	—	22,269,687
Participant notes receivable	—	—	993,663	993,663

Total assets at fair value	$29,250,981	$—	$993,663	$30,244,644

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2008 AND 2007

NOTE C: FAIR VALUE MEASUREMENTS, Cont’d

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant loans

Balance at beginning of year, January 1, 2008	$878,413

Purchases, sales, issuances and settlements, net	115,250

Balance at end of year, December 31, 2008	$993,663

NOTE D: INVESTMENTS

The following presents the fair value of investments and the net (depreciation) appreciation in fair value. Investments that represent 5% or more of the Plan’s net assets are separately identified:

	December 31,

	2008	2007

	Fair value at end of year	Fair value at end of year

Tompkins Financial Corporation common stock	$6,981,294	$5,811,115
Mutual funds:
Wright Major Blue Chip	1,951,809	2,918,699
Wright International Blue Chip	1,302,722	2,455,703
Federated Prime Obligations	3,250,380	2,681,930
Federated Kaufmann	3,755,732	6,532,287
Janus Advisory Forty	1,423,309	2,304,013
Other	10,585,735	11,936,934

	22,269,687	28,829,566

Participant notes receivable	993,663	878,413

	$30,244,644	$35,519,094

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2008 AND 2007

NOTE D: INVESTMENTS, Cont’d

The investments (depreciated) appreciated in fair value as follows:

	Year ended December 31,

	2008	2007

Tompkins Financial Corporation common stock	$2,541,569	$(915,878)
Mutual funds	(10,877,965)	1,299,626

	$(8,336,396)	$383,748

NOTE E: TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated January 13, 2005, that the Plan and related trust are designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

NOTE F: PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

NOTE G: TRANSACTIONS WITH PARTIES-IN-INTEREST

Tompkins Financial Corporation is the Plan sponsor and the Trust Department of Tompkins Trust Company acts as trustee for the Plan’s assets. In addition, the Plan invests in Tompkins Financial Corporation common stock which represents approximately 23% and 16% of net assets available for benefits at December 31, 2008 and 2007, respectively.

NOTE H: RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, Cont’d

DECEMBER 31, 2008 AND 2007

NOTE I: TRANSFER FROM OTHER PLAN

On February 2, 2007, net assets of $2,370,955 from the AM&M Financial Services, Inc. Retirement and Savings Plan were merged into the Plan. Additionally, effective January 1, 2007, all employees of AM&M Financial Services, Inc. were eligible to participate in the Plan.

NOTE J: RECONCILIATION OF THE FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	December 31,

	2008	2007

Net assets available for benefits per the financial statements	$30,632,056	$35,859,909

Less: participant contributions receivable	(381,778)	(316,988)

Net assets available for benefits per Form 5500	$30,250,278	$35,542,921

The following is a reconciliation of participant contributions per the financial statements to Form 5500:

	Year ended December 31,

	2008	2007

Participant contributions per the financial statements	$2,846,785	$2,730,308

Add: prior year participant contributions receivable	316,988	303,949

Less: current year participant contributions receivable	(381,778)	(316,988)

Participant contributions per the Form 5500	$2,781,995	$2,717,269

As discussed in Note A, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board of Directors shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent of when the profit sharing percentage is approved. Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing is approved. However, these elective deferrals are considered in the relevant non-discrimination testing in the year that they are received by the Plan.

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN

SUPPLEMENTAL SCHEDULE

TOMPKINS FINANCIAL CORPORATION
INVESTMENT AND STOCK OWNERSHIP PLAN
EIN: 16-1601018
PLAN #: 002

FORM 5500 – SCHEDULE H – PART IV

ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR - DECEMBER 31, 2008

(a)	(b)	(c)	(e)
Party in interest	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value

*	Tompkins Financial Corporation	120,471 shares of common stock	$6,981,294

	Mutual funds:
	Federated Prime Obligations Fund	3,250,380 units	3,250,380
	Pimco Commodity Real Return	63,583 units	402,478
	Amer Fds Capwld Gr Fd	16,115 units	427,370
	Amer Europac Gr Fd	22,296 units	614,476
	Russell Emerging Markets S	30,497 units	301,312
	Amer Fds Small Cap World Fd	18,966 units	389,947
	Wright Intl Bl Chip Eq Fd	120,511 units	1,302,722
	Federated Kaufmann Cl K	1,043,259 units	3,755,732
	Neuberger Berman Genesis Adv	17,524 units	317,538
	Amer Beacon Large Cap Value Fd	71,073 units	931,763
	Calamos Market Neutral CL A	42,646 units	442,661
	Goldman Sachs Lrg Cap Value	39,457 units	336,174
	Amer Growth Fund	51,249 units	1,041,377
	Amer Fds Investment Co of Amer	46,164 units	966,204
	Janus Advisory Forty Fund	64,814 units	1,423,309
	Wright Major Blue Chip	208,973 units	1,951,809
	Russell Real Estate S	17,523 units	423,354
	Federated Total Return Bond Fund	75,519 units	768,783
	Pimco Foreign Bond Hedged	58,942 units	535,194
	Pimco Total Return Fund	64,178 units	650,766
	Pimco Low Duration Fd Admin	4,622 units	43,538
	Western Asset Core Pl Bd PTF	59,472 units	516,217
	Pimco Real Return Bond Admin	65,443 units	618,434
	Wright Current Income Fund	88,469 units	858,149

	Participant notes receivable	4.0% - 8.25%	993,663

		TOTAL INVESTMENTS	$30,244,644

Note:	Certain cost information in column (d) is not required to be disclosed as investments are participant directed under an individual account plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS FINANCIAL CORPORATION INVESTMENT AND STOCK OWNERSHIP PLAN

Administrator: TOMPKINS TRUST COMPANY

Date: June 26, 2009	By:	/s/ Francis M. Fetsko

Francis M. Fetsko
Executive Vice President and
Chief Financial Officer

Exhibit Number	Description	Page

23.1	Consent of Mengel, Metzger, Barr & Co. LLP